Exhibit 99.(b)(3)

AMENDMENT TO THE AMENDED AND RESTATED BY-LAWS
OF
CREDIT SUISSE ASSET MANAGEMENT INCOME FUND, INC.

Pursuant to a resolution duly adopted by the Board of Directors of Credit Suisse Asset Management Income Fund, Inc. (the “Corporation”), effective on May 17, 2007, Article IV, Section 1 and Article IV, Section 5, respectively, of the Corporation’s By-Laws, were amended and restated in their entirety as set forth below.

Amendment to Article IV, Section 1.

“SECTION 1.  Issuance of Stock.  Stockholders of the Corporation are not entitled to certificates representing the shares of stock held by them.  Shares shall be issued and stock ownership records shall be maintained in book-entry form.  Whenever stock certificates are surrendered to the Corporation, for transfer, exchange or otherwise, the shares of stock issuable or outstanding upon such surrender shall be represented by book-entry without certificates.  When the Corporation issues or transfers shares of stock without certificates, the Corporation shall provide to record holders of such shares a written statement of the information required by the Maryland General Corporation Law.  Such information may include the name of the Corporation, the name of the Stockholder, the number and class of the shares, any restrictions on transferability, and any other information deemed necessary or appropriate by the Corporation.  The provisions of this Section 1 and of Section 5 of this Article of these By-Laws authorizing issuance of shares by book-entry without certificates shall apply to all issuances of stock of the Corporation, except to the extent that the use of certificates may be continued as determined by the Board of Directors.

Amendment to Article IV, Section 5.

“SECTION 5.  Lost, Stolen or Destroyed Certificates.  The Board of Directors or the Executive Committee may determine the conditions upon which the Corporation shall recognize, by book-entry, the ownership of shares of stock represented by a stock certificate which is alleged to have been lost, stolen or destroyed; and may, in its discretion, require the owner of such certificate or such owner’s legal representative to give bond, with sufficient surety, to the Corporation and each Transfer Agent, if any, to indemnity it and each such Transfer Agent against any and all loss or claims which may arise with respect to the certificate alleged to have been lost, stolen or destroyed, and any and all loss or claims with respect to the Corporation’s book-entry recognition of ownership of the underlying shares.”